

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 26, 2017

Via E-mail
Mr. David R. O'Reilly
Chief Financial Officer
The Howard Hughes Corporation
13355 Noel Road
22nd Floor
Dallas, TX 75240

> **Re: The Howard Hughes Corporation**
> **Form 10-K**
> **Filed February 23, 2017**
> **File No. 001-34856**

Dear Mr. O'Reilly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities